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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Penson Worldwide, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
709600100
(CUSIP Number)
January 28, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	709600100	Page	2	of	9

1	NAMES OF REPORTING PERSONS Ferris Trading Fund LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		100

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than one-tenth of one percent

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	709600100	Page	3	of	9

1	NAMES OF REPORTING PERSONS Opus Trading Fund LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		281,159

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		281,159

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	281,159

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	709600100	Page	4	of	9

1	NAMES OF REPORTING PERSONS Schonfeld Group Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,085,294

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		281,259

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,085,294

WITH:	8	SHARED DISPOSITIVE POWER

		281,259

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,366,553

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	709600100	Page	5	of	9

1	NAMES OF REPORTING PERSONS Steven B. Schonfeld

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,366,553

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,366,553

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,366,553

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 709600100	Page 6 of 9
This Schedule 13G is being filed jointly on behalf of Ferris Trading Fund LLC (“Ferris Trading”), Opus Trading Fund LLC (“Opus Trading”), Schonfeld Group Holdings, LLC (“Schonfeld Group”) and Steven B. Schonfeld (collectively, the “Reporting Persons”).

Item 1(a)	Name of Issuer

Penson Worldwide, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

1700 Pacific Avenue, Suite 1400
Dallas, Texas 75201

Item 2(a)	Name of Persons Filing

Ferris Trading Fund LLC, Opus Trading Fund LLC, Schonfeld Group Holdings, LLC and Steven B. Schonfeld

Item 2(b)	Address of Principal Business Offices

One Jericho Plaza
Jericho, New York 11753

Item 2(c)	Citizenship

Each of Ferris Trading, Opus Trading and Schonfeld Group is a limited liability company formed under the laws of the State of Delaware. Mr. Schonfeld is a United States citizen.

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

709600100

Item 3	Status of Person Filing

Not applicable.

CUSIP No. 709600100	Page 7 of 9

Item 4	Ownership

All percentages provided in response to this Item 4 are based on the 25,376,881 shares of Common Stock of Penson Worldwide, Inc. outstanding as of November 6, 2007, as reported in Penson’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 13, 2007.
(a)	Ferris Trading is the beneficial owner of 100 shares of Common Stock. Opus Trading is the beneficial owner of 281,159 shares of Common Stock. Schonfeld Group is the beneficial owner of 1,085,294 shares of Common Stock and through its beneficial ownership of Ferris Trading and Opus Trading is the beneficial owner of an additional 281,259 shares of Common Stock. Through his beneficial ownership of Ferris Trading, Opus Trading and Schonfeld Group, Mr. Schonfeld is the beneficial owner of all 1,366,553 shares of Common Stock.

(b)	Ferris Trading is the beneficial owner of less than one-tenth of one percent of the outstanding shares of Common Stock. Opus Trading is the beneficial owner of 1.1% of the outstanding shares of Common Stock. Through direct ownership and its beneficial ownership of Ferris Trading and Opus Trading, Schonfeld Group is the beneficial owner of 5.4% of the outstanding shares of Common Stock. Through his beneficial ownership of Ferris Trading, Opus Trading and Schonfeld Group, Mr. Schonfeld is the beneficial owner of 5.4% of the outstanding shares of Common Stock.

(c)
(i)	Ferris Trading has sole power to vote or direct the vote of 100 shares of Common Stock. Opus Trading has sole power to vote or direct the vote of 281,159 shares of Common Stock. Schonfeld Group has sole power to vote or direct the vote of 1,085,294 shares of Common Stock.

(ii)	Through its beneficial ownership of Ferris Trading and Opus Trading, Schonfeld Group has shared power to vote or direct the vote of 281,259 shares of Common Stock. Through his beneficial ownership of Ferris Trading, Opus Trading and Schonfeld Group, Mr. Schonfeld has shared power to vote or direct the vote of 1,366,553 shares of Common Stock.

(iii)	Ferris Trading has sole power to dispose or to direct the disposition of 100 shares of Common Stock. Opus Trading has sole power to dispose or to direct the disposition of 281,159 shares of Common Stock. Schonfeld Group has sole power to dispose or to direct the disposition of 1,085,294 shares of Common Stock.

(iv)	Through its beneficial ownership of Ferris Trading and Opus Trading, Schonfeld Group has shared power to dispose or to direct the disposition of 281,259 shares of Common Stock. Through his beneficial ownership of Ferris Trading, Opus Trading and Schonfeld Group, Mr. Schonfeld has shared power to dispose or to direct the disposition of 1,366,553 shares of Common Stock.

The filing of this Schedule 13G shall not be construed as an admission that Opus Trading is for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 100 shares of Common Stock owned by Ferris Trading and pursuant to Rule 13d-4, Opus Trading disclaims such beneficial ownership. The filing of this Schedule 13G shall not be construed as an admission that Ferris Trading is for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 281,159 shares of Common Stock owned by Opus Trading and pursuant to Rule 13d-4, Ferris Trading disclaims all such beneficial ownership. The filing of this Schedule 13G shall not be construed as an admission that Ferris Trading or Opus Trading is for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 1,085,294 shares of Common Stock owned by Schonfeld Group and pursuant to Rule 13d-4, each of Ferris Trading or Opus Trading disclaims all such beneficial ownership.

CUSIP No. 709600100	Page 8 of 9

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

This Schedule 13G is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a “group” within the meaning of Section 13 and the Rules promulgated thereunder.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities are were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 709600100	Page 9 of 9
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPUS TRADING FUND LLC,
a Delaware limited liability company

By:	Amity Advisors, LLC
Manager

By:	/s/ Mark H. Peckman

Mark H. Peckman
Executive Vice President and General Counsel

FERRIS TRADING FUND LLC,
a Delaware limited liability company

By:	Amity Advisors, LLC
Manager

By:	/s/ Mark H. Peckman

Mark H. Peckman
Executive Vice President and General Counsel

SCHONFELD GROUP HOLDINGS, LLC,
a Delaware limited liability company

By:	/s/ Mark H. Peckman

Mark H. Peckman
Executive Vice President and General Counsel

/s/ Steven B. Schonfeld

Steven B. Schonfeld
Dated: February 7, 2008